Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “Our total revenues reached RMB2.66 billion in the fourth quarter, representing a strong growth of 38% year-over-year. Revenues from public cloud services were RMB1.53 billion, which were negatively impacted by a sector-wide demand slowdown from the China internet space. To adapt to this market headwind, we conducted a timely strategic review of our businesses, proactively initiated down-sizing of our CDN services and focusing on non-CDN services (i.e. computing, storage and enterprise cloud services, or “core cloud services”). We expect these strategic initiatives to facilitate quality and sustained growth.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “As a result of the above mentioned strategic initiatives, gross billings from our core cloud services grew strongly and achieved a 64% increase year-over-year. Our gross margin for this quarter was adversely impacted by our CDN services, as a result of the internet sector slowdown in 2021 in general, and in the second half of the year in particular. Such weaker-than-expected demand for CDN services throughout the year resulted in redundancy of underlying resources including IDC and bandwidth, which we planned and committed to on annual basis at the beginning of 2021. Looking forward, with the effect of our strategic initiatives unfold we expect to see improvement in adjusted gross margin and EBITDA margin in the first quarter of 2022. We also expect to achieve a positive adjusted EBITDA margin in the fourth quarter of 2022.

We care about our investors and strive to explore all tools at our disposal to maximize shareholder value. We entered into strategic cooperation and anti-dilution agreements with our strategic shareholders, namely Kingsoft Group and Xiaomi Group, delivering a strong message of shareholders’ confidence in our business, and enabling them to participate in our potential future financing transactions without being passively diluted. We are also exploring a dual primary listing on the Main Board of the Hong Kong Stock Exchange to provide our investors with greater protection and liquidity amid evolving market and regulatory environment. In addition, we are exploring various approaches including but not limited to share repurchase to deliver long-term value to our shareholders. We hope that these efforts will deliver a strong message of commitment and confidence we have in our business prospect, and facilitate the alignment of our long-term intrinsic value and our share price.”

Fourth Quarter 2021 Financial Results

Total Revenues reached RMB2,659.7 million (US$417.41 million), representing an accelerated increase of 38.3% from RMB1,922.7 million in the same period of 2020. The increases were due to the robust growth in core cloud services, but partially dragged by our proactively decrease of CDN services. Gross billings from core cloud services were increased by 63.8% year-over-year.

•

Revenues from public cloud services were RMB1,530.5 million (US$240.2 million), representing an increase of 12.4% from RMB1,361.5 million in the same period of 2020. The increase was mainly due to our stable relationships with our premium customers.

•

Revenues from enterprise cloud services were RMB1,128.8 million (US$177.1 million), representing an increase of 110.6% from RMB535.9 million in the same period of 2020. The increase was mainly due to the synergies from Camelot, the stable demand in the market and our capabilities to provide end-to-end industry-specific solutions.

•	Other revenues were RMB0.4 million (US$0.1 million).

Cost of revenues was RMB2,631.8 million (US$413.0 million), representing an increase of 43.8% from RMB1,830.2 million in the same period of 2020. IDC costs increased by 20.2% to RMB1,321.9 million (US$207.4 million) from RMB1,100.1 million in the same period of 2020. The increase was mainly due to redundancy of underlying resources, resulting from lower demand growth of Internet customers. Staff costs were RMB361.8 million (US$56.8 million), which has been increased by the consolidation of Camelot. Other costs increased by 30.4% to RMB720.8 million (US$113.1 million), which was mainly due to the revenue growth and offset by the cost saving synergies from Camelot and improving deployment efficacy. Depreciation and amortization costs were RMB227.3 million (US$35.7 million).

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB27.9 million (US$4.4 million), from RMB92.6 million in the same period in 2020. Gross margin was 1.0%, compared with 4.8% in the same period in 2020. Non-GAAP gross profit2 were RMB33.2 million (US$5.2 million), from RMB94.9 million in the same period in 2020. Non-GAAP gross margin was 1.2%, compared with 4.9% in the same period in 2020. The decrease was primarily because of the adverse impact from CDN services. The underlying infrastructure has not been fully utilized as targeted and scheduled, as the public cloud usage demands were lower than industry’s previous expectation in early this year.

Total operating expenses were RMB698.6 million (US$109.6 million), compared with RMB337.9 million in the same period in 2020. The increase in expenses was primarily due to the consolidation of Camelot, one-time organization alignment expenses and certain transaction expenses.

Selling and marketing expenses were RMB177.1 million (US$27.8 million), compared with RMB114.7 million in the same period in 2020.

General and administrative expenses were RMB243.3 million (US$38.2 million), compared with RMB42.2 million in the same period in 2020.

Research and development expenses were RMB278.2 million (US$43.7 million), compared with RMB181.1 million in the same period in 2020.

Operating loss was RMB670.7 million (US$105.2 million), compared with operating loss of RMB245.3 million in the same quarter of 2020.

Net loss was RMB482.2 million (US$75.7 million), compared with net loss of RMB105.2 million in the same quarter of 2020.

Non-GAAP net loss was RMB556.2 million (US$87.3 million), compared with net loss of RMB174.3 million in the same quarter of 2020.

Non-GAAP EBITDA was RMB-278.0 million (US$-43.6 million), compared with RMB-17.5 million in the same quarter of 2020. The decrease of Non-GAAP EBITDA was due to the changes of gross profits, the consolidation impact of Camelot, the increase of one-time personnel adjustment expenses and Camelot transaction expenses. Non-GAAP EBITDA margin was -10.5%, compared with -0.9% in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.13 (US$0.02), compared with RMB0.03 in the same quarter of 2020.

Cash and cash equivalents and short-term investments were RMB6,708.6 million (US$1,052.7 million) as of December 31, 2021, compared to RMB6,117.7 million as of December 31, 2020.

Outstanding ordinary shares were 3,646,381,840 as of December 31, 2021, equivalent to about 243,092,123 ADSs.

Fiscal Year 2021 Financial Results

Total Revenues reached RMB9,060.8 million (US$1,421.8 million), representing an accelerated increase of 37.8% from RMB6,577.3 million in 2020. The increases were due to both the public cloud services and enterprise cloud services.

•	Revenues from public cloud services were RMB6,159.1 million (US$966.5 million), representing an increase of 19.2% from RMB5,166.9 million in 2020.

•	Revenues from enterprise cloud services were RMB2,897.8 million (US$454.7 million), representing an increase of 111.1% from RMB1,372.7 million in 2020.

•	Other revenues were RMB3.9 million (US$0.6 million).

Cost of revenues was RMB8,709.5 million (US$1,366.7 million), representing an increase of 40.0% from RMB6,220.3 million in 2020. IDC costs increased by 25.7% to RMB5,101.5 million (US$800.5 million) from RMB4,058.8 million in 2020. The increase was mainly due to the revenue growth, lock-up usage of bandwidth redundancy of underlying resources, resulting from lower demand growth of Internet customers. Staff costs were RMB517.7 million (US$81.2 million), which has been increased by the consolidation of Camelot. Other costs were RMB2,305.1 million (US$361.8 million). Depreciation and amortization costs were RMB785.2 million (US$123.2 million).

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Gross profit was RMB351.3 million (US$55.1 million), from RMB357.0 million in 2020. Gross margin was 3.9%, compared with 5.4% in 2020. Non-GAAP gross profit was RMB368.8 million (US$57.9 million), from RMB367.6 million in 2020. Non-GAAP gross margin was 4.1%, compared with 5.6% in 2020. The decrease was primarily because of CDN services.

Selling and marketing expenses were RMB518.2 million (US$81.3 million), compared with RMB409.2 million in 2020.

General and administrative expenses were RMB601.7 million (US$94.4 million), compared with RMB379.9 million in 2020.

Research and development expenses were RMB1,043.8 million (US$163.8 million), compared with RMB775.1 million in 2020.

Operating loss was RMB1,812.4 million (US$284.4 million), compared with operating loss of RMB1,207.3 million in 2020.

Net loss was RMB1,591.8 million (US$249.8 million), compared with net loss of RMB962.2 million in 2020.

Non-GAAP net loss was RMB1,373.9 million (US$215.6 million), compared with net loss of RMB824.4 million in 2020.

Non-GAAP EBITDA was RMB-522.4 million (US$-82.0 million), compared with RMB-119.1 million in 2020. The decrease of Non-GAAP EBITDA was due to the changes of gross profits, the consolidation impact of Camelot, the increase of one-time personnel adjustment expenses and Camelot transaction expenses. Non-GAAP EBITDA margin was -5.8%, compared with -1.8% in 2020.

Basic and diluted net loss per share was RMB0.46 (US$0.07), compared with RMB0.41 in 2020.

Business Outlook

For the first quarter of 2022, the Company expects total revenues to be between RMB2.05 billion and RMB2.15 billion, representing a year- over-year growth of 13% to 19%. Gross billings from CDN services are expected to decreased by 20%-25%, and core cloud services increased by 49%-55%. The Company also expects adjusted gross margin and EBITDA margin in the first quarter of 2022 will be better than in the fourth quarter of 2021, and the adjusted EBITDA margin breakeven in the fourth quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 24, 2022, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8729343. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, April 1, 2022. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-988-0601

Hong Kong Toll Free: 800-963-117

Conference ID: 8729343

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, net other gain and net other expense (income) and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of our securities in the United States, Hong Kong or elsewhere. It does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the requirements of the Securities Act of 1933, as amended as well as other applicable laws and regulations.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,424,674	4,217,528	661,822
Restricted cash	—	239,093	37,519
Accounts receivable, net	2,334,871	3,570,975	560,364
Short-term investments	2,693,019	2,491,056	390,901
Prepayments and other assets	887,086	1,687,021	264,730
Amounts due from related parties	205,068	207,143	32,505

Total current assets	9,544,718	12,412,816	1,947,841

Non-current assets:
Property and equipment, net	1,956,790	2,364,103	370,979
Intangible assets, net	16,573	1,169,767	183,562
Prepayments and other assets	11,824	29,066	4,561
Equity investments	126,583	207,166	32,509
Goodwill	—	4,625,115	725,781
Amounts due from related parties	5,758	5,758	904
Operating lease right-of-use assets	266,968	256,451	40,243
Deferred tax assets	—	7,798	1,224

Total non-current assets	2,384,496	8,665,224	1,359,763

Total assets	11,929,214	21,078,040	3,307,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	278,488	1,348,166	211,557
Accounts payable	2,057,355	2,938,632	461,135
Accrued expenses and other current liabilities	845,374	2,223,840	348,969
Long-term bank loan, current portion	74,351	—	—
Income tax payable	20,564	60,217	9,449
Amounts due to related parties	112,998	836,435	131,255
Current operating lease liabilities	76,469	108,590	17,040

Total current liabilities	3,465,599	7,515,880	1,179,405

Non-current liabilities:
Deferred tax liabilities	29	205,889	32,308
Amounts due to related parties	—	472,882	74,206
Other liabilities	40,578	1,232,677	193,434
Non-current operating lease liabilities	182,958	158,289	24,839

Total non-current liabilities	223,565	2,069,737	324,787

Total liabilities	3,689,164	9,585,617	1,504,192

Shareholders’ equity:
Ordinary shares	22,801	24,782	3,889
Additional paid-in capital	14,149,984	18,245,801	2,863,164
Accumulated deficit	(5,864,356)	(7,458,752)	(1,170,441)
Accumulated other comprehensive loss	(68,440)	(207,882)	(32,621)

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	10,603,949	1,663,991
Noncontrolling interests	61	888,474	139,421

Total equity	8,240,050	11,492,423	1,803,412

Total liabilities and shareholders’ equity	11,929,214	21,078,040	3,307,604

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,361,505	1,685,999	1,530,476	240,165	5,166,851	6,159,085	966,495
Enterprise cloud services	535,920	726,865	1,128,775	177,129	1,372,689	2,897,817	454,731
Others	25,321	971	479	75	37,767	3,882	609

Total revenues	1,922,746	2,413,835	2,659,730	417,369	6,577,307	9,060,784	1,421,835

Cost of revenues	(1,830,176)	(2,325,423)	(2,631,839)	(412,993)	(6,220,324)	(8,709,496)	(1,366,710)

Gross profit	92,570	88,412	27,891	4,376	356,983	351,288	55,125
Operating expenses:
Selling and marketing expenses	(114,666)	(132,202)	(177,081)	(27,788)	(409,211)	(518,167)	(81,312)
General and administrative expenses	(42,156)	(156,573)	(243,315)	(38,181)	(379,892)	(601,702)	(94,420)
Research and development expenses	(181,062)	(268,721)	(278,202)	(43,656)	(775,130)	(1,043,811)	(163,797)

Total operating expenses	(337,884)	(557,496)	(698,598)	(109,625)	(1,564,233)	(2,163,680)	(339,529)

Operating loss	(245,314)	(469,084)	(670,707)	(105,249)	(1,207,250)	(1,812,392)	(284,404)
Interest income	21,672	14,668	20,601	3,233	77,118	71,942	11,289
Interest expense	(1,838)	(14,277)	(27,208)	(4,270)	(9,453)	(52,040)	(8,166)
Foreign exchange gain (loss)	114,113	(32,443)	47,363	7,432	188,800	37,822	5,935
Other gain, net	11,278	—	62,467	9,802	14,301	83,606	13,120
Other (expense) income, net	(1,724)	(596)	89,253	14,006	(10,810)	95,047	14,915

Loss before income taxes	(101,813)	(501,732)	(478,231)	(75,046)	(947,294)	(1,576,015)	(247,311)
Income tax expense	(3,345)	(5,004)	(3,982)	(625)	(14,904)	(15,741)	(2,470)

Net loss	(105,158)	(506,736)	(482,213)	(75,671)	(962,198)	(1,591,756)	(249,781)
Less: net income (loss) attributable to noncontrolling interests	54	1,232	(4,287)	(673)	61	(3,044)	(478)

Net loss attributable to Kingsoft Cloud Holdings Limited	(105,212)	(507,968)	(477,926)	(74,998)	(962,259)	(1,588,712)	(249,303)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—

Net loss attributable to ordinary shareholders	(105,212)	(507,968)	(477,926)	(74,998)	(982,027)	(1,588,712)	(249,303)

Net loss per share:
Basic and diluted	(0.03)	(0.15)	(0.13)	(0.02)	(0.41)	(0.46)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	3,299,623,515	3,437,397,527	3,630,916,768	3,630,916,768	2,400,874,197	3,441,729,444	3,441,729,444
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(327,654)	41,673	(119,133)	(18,695)	(552,788)	(139,575)	(21,902)

Comprehensive loss	(432,812)	(465,063)	(601,346)	(94,366)	(1,514,986)	(1,731,331)	(271,683)
Less: Comprehensive income (loss) attributable to noncontrolling interests	54	1,232	(4,420)	(694)	61	(3,177)	(499)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(432,866)	(466,295)	(596,926)	(93,672)	(1,515,047)	(1,728,154)	(271,184)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—

Comprehensive loss attributable to ordinary shareholders	(432,866)	(466,295)	(596,926)	(93,672)	(1,534,815)	(1,728,154)	(271,184)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	92,570	88,412	27,891	4,376	356,983	351,288	55,125
Adjustments:
– Share-based compensation expenses	2,321	3,741	5,280	829	10,614	17,481	2,743
Adjusted gross profit	94,891	92,153	33,171	5,205	367,597	368,769	57,868

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021
Gross margin	4.8%	3.7%	1.0%	5.4%	3.9%
Adjusted gross margin	4.9%	3.8%	1.2%	5.6%	4.1%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(105,158)	(506,736)	(482,213)	(75,671)	(962,198)	(1,591,756)	(249,781)
Adjustments:
– Share-based compensation expenses	54,543	110,006	125,139	19,637	330,114	434,350	68,159
– Foreign exchange (gain) loss	(114,113)	32,443	(47,363)	(7,432)	(188,800)	(37,822)	(5,935)
– Other gain, net	(11,278)	—	(62,467)	(9,802)	(14,301)	(83,606)	(13,120)
– Other expense (income), net	1,724	596	(89,253)	(14,006)	10,810	(95,047)	(14,915)
Adjusted net loss	(174,282)	(363,691)	(556,157)	(87,274)	(824,375)	(1,373,881)	(215,592)
Adjustments:
– Interest income	(21,672)	(14,668)	(20,601)	(3,233)	(77,118)	(71,942)	(11,289)
– Interest expense	1,838	14,277	27,208	4,270	9,453	52,040	8,166
– Income tax expense	3,345	5,004	3,982	625	14,904	15,741	2,470
– Depreciation and amortization	173,250	218,450	267,565	41,987	758,038	855,604	134,263
Adjusted EBITDA	(17,521)	(140,628)	(278,003)	(43,625)	(119,098)	(522,438)	(81,982)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021
Net loss margin	-5.5%	-21.0%	-18.1%	-14.6%	-17.6%
Adjusted net loss margin	-9.1%	-15.1%	-20.9%	-12.5%	-15.2%
Adjusted EBITDA Margin	-0.9%	-5.8%	-10.5%	-1.8%	-5.8%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in) generated from operating activities	(278,242)	38,006	5,965	(290,433)	(708,869)	(111,236)
Net cash used in investing activities	(308,729)	(226,519)	(35,546)	(4,314,003)	(421,623)	(66,162)
Net cash generated from financing activities	208,211	1,085,021	170,263	6,124,153	2,212,487	347,187
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(63,069)	(34,654)	(5,438)	(118,306)	(50,048)	(7,854)
Net increase in cash, cash equivalents and restricted cash	(378,760)	896,508	140,682	1,519,717	1,081,995	169,789
Cash, cash equivalents and restricted cash at beginning of period	3,866,503	3,594,767	564,097	2,023,263	3,424,674	537,406
Cash, cash equivalents and restricted cash at end of period	3,424,674	4,456,621	699,341	3,424,674	4,456,621	699,341